Exhibit 99.1

JOINT NEWS RELEASE

PENGROWTH ENERGY CORPORATION AND
NAL ENERGY CORPORATION ANNOUNCE STRATEGIC BUSINESS COMBINATION

(Calgary, March 23, 2012) / Marketwire/ - Pengrowth Energy Corporation ("Pengrowth”) (TSX: PGF; NYSE: PGH) and NAL Energy Corporation (“NAL”) (TSX: NAE, NAE.DB, NAE.DB.A, NAE.DB.B) are pleased to announce that they have entered into an arrangement agreement (the “Arrangement”) that provides for the strategic combination of Pengrowth and NAL.

Under the terms of the Arrangement, NAL shareholders will receive 0.86 of a Pengrowth share for each NAL share held (the “Exchange Ratio”).  Based on the March 22, 2012 closing prices on the Toronto Stock Exchange (the “TSX”) of Pengrowth and NAL, the Exchange Ratio reflects a premium of 9.7% for NAL shareholders.  Based on the 20-day volume-weighted average prices on the TSX of Pengrowth and NAL, the Exchange Ratio represents a premium of 11.0% for NAL shareholders.  Upon completion of the Arrangement, the former NAL shareholders will own approximately 26% of Pengrowth.

Derek Evans, Pengrowth’s President & CEO, said “The combination of Pengrowth and NAL represents the continued execution of our value creation strategy.  The addition of the NAL assets will enhance our cash flow base and further augment our robust light oil drilling inventory. The larger inventory of high netback light oil opportunities of the combined asset base enables us to high grade our investment opportunities which should lead to improved capital efficiencies going forward.  The transaction substantially improves our ability to internally fund the significant portfolio of oil-weighted development opportunities of the combined operations, including our Lindbergh SAGD project.  Over the last two years, we have assembled a top-tier technical team, significantly augmenting it with the addition of Marlon McDougall, the former VP Operations and Chief Operating Officer of NAL, who joined Pengrowth as Chief Operating Officer in mid-2011.  Mr. McDougall’s extensive knowledge and understanding of the NAL assets will be invaluable as we integrate them with our existing asset base.”

“Bringing Pengrowth and NAL together provides the combined company with greater size, liquidity and access to capital. Part of the attraction to us is Pengrowth’s commitment to its dividend paying business model. This transaction provides NAL shareholders with exposure to a larger entity with an excellent portfolio of unbooked light oil development opportunities at Swan Hills and in the central Alberta Cardium play, in addition to a substantial long-term growth asset like the Lindbergh SAGD project” commented Andrew Wiswell, NAL’s President & CEO.

BENEFITS OF THE TRANSACTION

The proposed business combination is expected to be accretive upon closing to Pengrowth shareholders on a funds from operation and production per share basis, and also provides NAL shareholders with a 20.4% increase in monthly dividends per share, an increase in reserves per share and exposure to a company with a longer reserve life index.

The key attributes of the business combination include:

•
An expanded asset base of high quality conventional and unconventional opportunities with over 100,000 boe per day of current production and 434 million boe of proved plus probable reserves using Pengrowth and NAL’s year-end 2011 reserves, representing an approximate 12 year reserve life index.

•
Exposure to leading western Canadian light oil plays with an inventory of over 730 locations across the Swan Hills Trend, the central Alberta Cardium and southeast Saskatchewan. The operating scale achieved in these areas will allow Pengrowth greater flexibility to further consolidate these areas as opportunities present themselves.

•
Increased access to capital to fund Pengrowth’s Lindbergh SAGD oil sands project.  Lindbergh is estimated to contain 783 million bbls of bitumen Initially‐In‐Place and the 1,000 bbl/d pilot project is currently in the process of injecting steam.  Best estimate contingent resources of 296 million bbls at December 31, 2011 represents an increase of 103 million bbls from the prior year. Based on a successful pilot, it is anticipated that a significant portion of these contingent resources will be transferred to proved plus probable reserves at year-end 2012, or prior thereto.

•	A larger, more diverse asset portfolio is expected to drive improved capital and operating efficiencies through reallocation of capital to the highest return opportunities of the combined asset base.

•	Pengrowth’s executive team will manage the combined assets with no anticipated additions to the senior leadership as a result of this transaction.

•
Pengrowth intends to rationalize approximately 10% of existing non-core assets from the combined portfolio with the proceeds being used to fund the development of existing oil projects including the Lindbergh SAGD project in 2013-2014.

•
Strong liquidity position and access to capital including approximately $1.0 billion of committed covenant-based credit facilities, of which less than $200 million should be drawn at closing. Pengrowth will have a weighted average term to maturity of approximately 4.5 years on its outstanding debt at closing.

•	Substantial reduction in G&A costs as a result of the synergies in the combined organization following the termination of the Management Agreement with NAL Resources Management Limited.

•	Pengrowth is expected to have over $4.3 billion of tax pools at closing and does not anticipate being taxable prior to 2015.

TRANSACTION METRICS

Based upon Pengrowth’s closing price of $9.95 per share on March 22, 2012, the effective consideration paid to NAL’s shareholders is $8.56 per share (including assumed debt, the enterprise value of NAL is approximately $1.9 billion). This aggregate purchase price translates into the following transaction metrics:

•	Approximately $67,000 per flowing boe/d of production using NAL’s current production of 28,200 boe/d.

•	Approximately $18.20 per boe of proved plus probable reserves using NAL’s year end 2011 reserves.

TERMINATION OF MANAGEMENT AGREEMENT

Upon closing of the Arrangement, NAL intends to terminate the Management Agreement between itself and NAL Resources Management Limited.  Under the provisions of the Management Agreement, NAL has the right to terminate the agreement on 90 days’ notice.

PRO FORMA COMBINED BUSINESS PLAN

The pro forma combined 2012 capital expenditure program will be adjusted to reflect the current commodity price environment to maintain prudent debt levels and to ensure the sustainability of Pengrowth’s business model.  Pengrowth intends to focus the pro forma capital program on Swan Hills, central Alberta Cardium, southeast Saskatchewan and the Lindbergh SAGD project, which represent the highest quality growth opportunities of the combined asset base.

The following table depicts the pro forma combined guidance for 2012 which assumes a May 31, 2012 closing for the Arrangement.

		Pengrowth	Pro Forma Combined
Production	(boe/d)	74,500 to 76,500	86,000 to 89,0002
Exit Production	(boe/d)	78,000	96,000 to 100,000
Capital Expenditures	($ million)	625	6253
Operating Costs1	($/boe)	13.89	$13.75
G&A (Cash) 1	($/boe)	2.19	2.204

1	All guidance estimates assume the mid-point of the guidance ranges.

2	Assumes 7 months of NAL production.

3	Includes the portion of capital spent by NAL prior to the Arrangement.

4	Includes estimated one time Arrangement costs.

BOARD RECOMMENDATIONS

The Boards of Directors of Pengrowth and NAL have each unanimously approved the Arrangement and have concluded that the proposed transaction is in the best interests of the shareholders of Pengrowth and NAL, respectively. The Boards of Directors of each of Pengrowth and NAL will unanimously recommend that their respective shareholders vote their shares in favour of the Arrangement (or, in the case of Pengrowth, the issuance of Pengrowth shares in connection with the Arrangement) in the joint information circular to be prepared and mailed by Pengrowth and NAL in connection with the proposed transaction. In addition, each of the directors and executive officers of Pengrowth and NAL have agreed to vote their shares in favor of the proposed transaction.

NAL DEBENTURES

Under the Arrangement, Pengrowth will also assume all of the rights and obligations of NAL relating to: (i) the 6.75% convertible unsecured subordinated debentures of NAL maturing August 31, 2012, (the “2012 Debentures”); (ii) the 6.25% convertible unsecured subordinated debentures of NAL maturing December 31, 2014 (the “2014 Debentures”); and (iii) the 6.25% convertible unsecured subordinated debentures of NAL maturing March 31, 2017 (the “2017 Debentures”) and, together with the 2012 Debentures and the 2014 Debentures the "NAL Debentures"). The conversion price of each class of NAL Debentures will be adjusted pursuant to the terms of the note indentures governing the NAL Debentures based on the Exchange Ratio. Following closing of the Arrangement, Pengrowth intends to make the requisite offers for the 2012 Debentures and 2014 Debentures at 101 percent of their principal amounts plus accrued and unpaid interest and for the 2017 Debentures at 100 percent of their principal amounts plus accrued and unpaid interest. The repurchase offers will be made within 30 days of closing of the Arrangement. Should a holder of the NAL Debentures elect not to accept the repurchase offer, the debentures will mature as originally set out in their respective indentures. Holders who convert their NAL Debentures following completion of the Arrangement will receive common shares of Pengrowth.

NON-SOLICITATION AND NON-COMPLETION FEE

The terms of the Arrangement restrict NAL from soliciting, initiating or encouraging any discussions concerning an alternative business combination, provide Pengrowth the right to match any competing proposal in the event such proposal is made, and under certain conditions, provides for the payment of a reciprocal non-completion fee of $45 million.

APPROVALS

The proposed transaction will be carried out by way of a court approved plan of arrangement and will require the approval of the holders of at least 66 2/3% of the NAL shares present in person or represented by proxy at the annual and  special meeting of NAL shareholders (the "NAL Meeting") to be called to consider the Arrangement. The proposed transaction is also subject to obtaining the approval of a majority of the votes cast by the holders of Pengrowth shares at a special meeting of Pengrowth shareholders (the "Pengrowth Meeting") to be called to consider the issuance of Pengrowth shares in connection with the proposed transaction. In addition to shareholder and court approvals, the proposed transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature, including compliance with the Competition Act (Canada) and the acceptance of the TSX and the NYSE.

Further information regarding the proposed transaction will be contained in a joint information circular that Pengrowth and NAL will prepare, file and mail in due course to their respective shareholders in connection with the Pengrowth Meeting and NAL Meeting. It is expected that the NAL Meeting and the Pengrowth Meeting will take place in late-May 2012, with closing expected to occur on May 31, 2012. Further details regarding the respective shareholders’ meetings will be provided in the joint information circular.  All shareholders are urged to read the information circular once it becomes available as it will contain additional important information concerning the proposed transaction.

BOARD OF DIRECTORS

Upon closing of the Arrangement, up to two nominees from NAL’s existing Board of Directors will be appointed to Pengrowth’s Board of Directors.

ADVISORS

Scotiabank is acting as financial advisor to Pengrowth with respect to the Arrangement. The Board of Directors of Pengrowth has received a verbal opinion from Scotiabank that, as of the date hereof, the consideration to be paid to the NAL shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pengrowth shareholders.

BMO Capital Markets is acting as financial advisor to NAL with respect to the Arrangement. The Board of Directors of NAL has received a verbal opinion from BMO Capital Markets that, as of the date hereof, the consideration to be paid to the NAL shareholders is fair, from a financial point of view, to the NAL shareholders.

CONFERENCE CALL

A conference call will be held for investors, financial analysts, media and other interested persons on March 23, 2012 at 9:00 AM EDT to discuss the Arrangement. To call in, please use the following numbers:

Participant dial-in number: (416) 695-6622 Toll Free: 1 (800) 769-8320

Confirmation number: 4129115

A replay of the conference call will be available until 11:59 PM EDT on March 30, 2012 and may be accessed by the following numbers:

Replay dial-in number: (905) 694-9451 Toll Free: (800) 408-3053

Pass code: 7368623

A presentation containing transaction highlights is available on Pengrowth’s website at www.pengrowth.com, and on NAL’s website at www.nalenergy.com.

For further information please contact:

Pengrowth Energy Corporation Derek Evans President & Chief Executive Officer (403) 233-0224	NAL Energy Corporation Andrew B. Wiswell President & Chief Executive Officer (403) 294-3600

For further information about Pengrowth, please visit Pengrowth’s website at www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1 (888) 744-1111 Facsimile: (403) 693-8889
For media inquiries contact: Telephone: (403) 213-3764 Facsimile: (403) 781-9738

For further information about NAL, please visit NAL’s website at www.nalenergy.com or contact:
Investor Relations, E-mail: ir@nal.ca
Telephone: (403) 294-3620 Toll Free: 1 (888) 223-8792 Facsimile: (403) 515-3407
For media inquiries contact: Telephone: (403) 294-3620 Facsimile: (403) 515-3407

ABOUT PENGROWTH

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of conventional and unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (light oil) play in north-central Alberta, the Olds (light oil/gas) play in south-central Alberta, the Lindbergh Steam Assisted Gravity Drainage (“SAGD”) project in east-central Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

ABOUT NAL

NAL Energy Corporation generates returns for its shareholders by pursuing a strategy of acquiring, producing and selling crude oil, natural gas and natural gas liquids from assets based in southeastern Saskatchewan, central Alberta, and northeastern British Columbia.  NAL’s shares trade on the Toronto Stock Exchange under the symbol “NAE”.

CAUTION  REGARDING FORWARD LOOKING INFORMATION

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  This forward-looking information includes, among others, statements regarding business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events.  Specific forward-looking statements in this press release include, but are not limited to, statements with respect to: the anticipated benefits of the Arrangement to Pengrowth and NAL and their respective securityholders; statements regarding transaction values, accretion, ownership levels and cash flows resulting from the completion of the Arrangement; expected combined operating and financial results and business plans; the timing and anticipated receipt of required regulatory, court, stock exchange and securityholder approvals for the Arrangement; the ability of Pengrowth and NAL to satisfy the other conditions to, and to complete, the Arrangement; the anticipated timing of the mailing of the securityholder meeting materials in connection with the Arrangement; the assumption by Pengrowth of the rights and obligations of NAL under the outstanding convertible debentures of NAL and the intention to make offers for the 2012 Debentures, the 2014 Debentures and the 2017 Debentures; the completion of the Arrangement; the appointment of up to two individuals to the board of directors of Pengrowth; the termination of the administrative services agreement between NAL and NAL Resources Management Limited;  pro forma 2012 average and exit production and product mix expectations; reserves; expected capital spending and the allocation of capital expenditures; drilling inventory; reserve life indices; operating costs and other expenses; development plans and programs; dividend policy; tax pools and tax horizon; and our Lindbergh SAGD development plans, funding, timing and the results therefrom, including production and reserve additions.

The forward-looking statements and information in this press release are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Pengrowth and NAL and described in this press release.  In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Arrangement and the anticipated timing thereof, Pengrowth and NAL have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail the NAL and Pengrowth securityholder meeting materials; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, stock exchange, securityholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement.  Risks and uncertainties inherent in the nature of the Arrangement include the failure of NAL or Pengrowth to obtain necessary securityholder, regulatory, court, stock exchange and other third party approvals, or to otherwise satisfy the conditions to the Arrangement, in a timely manner, or at all.  Failure to so obtain such approvals, or the failure of NAL or Pengrowth to otherwise satisfy the conditions to the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all.  In addition, the failure of NAL or Pengrowth to comply with the terms of the Arrangement Agreement may result in NAL or Pengrowth being required to pay a non-completion to the other party to the Arrangement Agreement, the result of which could have a material adverse effect on the financial position and results of operations on the party required to make such payment and its ability to fund growth prospects and current operations.

The forward-looking statements and information contained in this press release are also affected by the risk factors, forward-looking statements and assumptions and uncertainties described in Pengrowth's and NAL's most recent annual information forms, management's discussion and analysis, consolidated financial statements, management information circulars, quarterly reports, material change reports and news releases.  Copies of Pengrowth and NAL's Canadian public filings are available on SEDAR at www.sedar.com.  Pengrowth's U.S. public filings, including its most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, NAL and the Arrangement, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth and NAL do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking statements contained in this joint press release are expressly qualified by this cautionary statement.

NOTE REGARDING BITUMEN INITIALLY-IN-PLACE AND CONTINGENT RESOURCE ASSESSMENTS

Bitumen Initially‐In‐Place ("BIIP") refers to that quantity of bitumen that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of BIIP includes production, reserves and Contingent Resources, the remainder is unrecoverable.

Contingent resources are those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or lack of markets. Contingent resources are further classified in accordance with the level of certainty associated with the estimates. Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources at Lindbergh.

The accuracy of the resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve because they are contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory application approval and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

A best estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level. A low estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level. A high estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.

For further information in respect of our Lindbergh oil sands reserves, in particular the contingencies and risks associated therewith, please refer to our Annual Information Form for the year ended December 31, 2011 dated February 28, 2012.

BOE ADVISORY

Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversation ratio of six (6) Mcf of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

NOTE TO US READERS

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

We include herein estimates of proved and proved and probable reserves, as well as contingent resources. The SEC permits, but does not require the inclusion of estimates of probable and possible reserves in filings made with it by United States oil and gas companies. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.